MASTERWORKS

AVAILABLE NOW: Cecily Brown



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Cecily Brown



Price Appreciation of Similar Works

22.0%*

Market Risk-Adjusted Appreciation

1.37	vs.	0.60	vs.	0.67
Brown's Market		All Art Market		S&P 500

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Investments are often compared through risk-adjusted appreciation, which is measured using the appreciation rate as well as the volatility of that investment. This is typically referred to as a "Sharpe Ratio." Volatility represents how likely you are to achieve an appreciation rate in the future, based on historical data. Higher volatility generally means more risk, and lower volatility generally means less risk.

Risk-Adjusted Appreciation: Reflects the average annualized artist market appreciation or depreciation of repeat sales at public auction for a specific artist (paintings only), divided by the volatility (as measured by standard deviation) of those returns in that artist's market. For any particular artist market, this reflects a time range of the earliest purchase price date for all repeat sales, ending on the last sale date for that artist for their repeat sales.

All-Art: Reflects the average of the annual returns (between 1995 - 1H 2021 annualized) divided by the volatility (as measured by standard deviation) of those returns. The Masterworks Repeat-Sale Pair Index of All Art is calculated using Standard & Poor's CoreLogic Case-Shiller Home Price Indices Methodology.

S&P: Reflects the average of the annual returns (between 1995 - 1H 2021 annualized) divided by the volatility (as measured by standard deviation) of those returns.

Sources: Masterworks internal analysis. Yahoo Finance and NYU Stern database.

The set of similar sales comprise paintings by Cecily Brown with the following criteria: single canvas paintings executed between 2010 and 2020 that measure 50 inches by 50 inches to 100 inches by 100 inches. The data was sourced from publicly available auction records and does not include private sales.